

10035787

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...AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 3 0 2010

Washington, DC 110

SEC FILE NUMBER
8- 29565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Financial Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 N Sam Houston Parkway E, Suite 500
(No. and Street)

Houston	Texas	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Forrester 281-847-8422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina, LLP
(Name – *if individual, state last, first, middle name*)

11550 Fuqua, Suite 475	Houston	Texas	77034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Larry Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Securities of America, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Cathy Young

Notary Public


CATHY YOUNG
Notary Public, State of Texas
My Commission Expires
May 23, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
as of and for the years ended December 31, 2009
and 2008 (as restated)

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

TABLE OF CONTENTS



HAM, LANGSTON & BREZINA, L.L.P.

11550 FUQUA, SUITE 475
HOUSTON, TEXAS 77034
PHONE (281) 481-1040
FAX (281) 481-8485
www.hlb-cpa.com

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
First Financial Securities of America, Inc.:

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. (the "Company") as of December 31, 2009 and 2008, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Financial Securities of America, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the Company has restated its financial statements for the year ended December 31, 2008 to correct an error in the allocation of defined benefit costs, liabilities and accumulated other comprehensive (loss)/income among its affiliated companies.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
March 24, 2010

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

ASSETS	2009	2008 (as restated)
Current assets:		
Cash and cash equivalents	$ 802,756	$ 800,613
Restricted cash	10,000	10,000
Commissions receivable	124,931	123,065
Receivable from Parent	8,740	-
Prepaid expenses	64,917	65,168
Total current assets	1,011,344	998,846
Capital lease assets, net	10,324	373
Total assets	$1,021,668	$ 999,219

LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable and accrued expenses	$ 29,171	$ 25,173
Accounts payable, related parties	67,943	84,574
Current portion of capital lease obligation	1,833	444
Deferred tax liability	2,017	110
Income taxes payable to Parent	271,729	264,857
Total current liabilities	372,693	375,158
Capital lease obligation, net of current portion	8,727	-
Total liabilities	381,420	375,158
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	628,248	612,061
Total shareholder's equity	640,248	624,061
Total liabilities and shareholder's equity	$1,021,668	$ 999,219

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF INCOME

for the years ended December 31, 2009 and 2008

	2009	2008 (as restated)
Revenues:		
Commission revenue	$1,113,216	$1,276,142
Expenses:		
Overhead expense reimbursement	652,429	690,463
Service fee	300,000	408,000
Depreciation and amortization	1,285	396
Sales commissions	40,794	34,136
Licenses and fees	60,190	59,339
Education and training	5,375	2,035
Temporary help	2,525	-
Taxes	3,757	11,953
Consulting fees	18,374	8,539
Printing and graphics	1,265	525
Other operating expenses	2,256	4,407
Total expenses	1,088,250	1,219,793
Net income before income taxes	24,966	56,349
Provision (benefit) for income taxes:		
Current	6,872	19,840
Deferred	1,907	(97)
	8,779	19,743
Net income	$ 16,187	$ 36,606

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

for the years ended December 31, 2009 and 2008

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2007 (as restated)	$ 1,000	$ 11,000	$ 575,455	$ 587,455
Net income	-	-	36,606	36,606
Balance, December 31, 2008 (as restated)	1,000	11,000	612,061	624,061
Net income			16,187	16,187
Balance, December 31, 2009	$ 1,000	$ 11,000	$ 628,248	$ 640,248

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2009 and 2008

	2009	2008 (as restated)
Cash flows from operating activities:		
Net income	$ 16,187	$ 36,606
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,285	396
Gain on disposal of capital lease assets	(41)	-
Deferred tax expense	1,907	9,863
Changes in:		
Commissions receivable	(1,866)	31,428
Accounts receivable from Parent	(8,740)	-
Prepaid expenses and other current assets	251	1,633
Accounts payable and accrued expenses	3,998	(54,398)
Long-term pension liability, net	-	(11,637)
Accounts payable, related parties	(16,631)	52,411
Income tax payable	6,872	14,609
Net cash provided by operating activities	3,222	80,910
Cash flows from financing activities:		
Payments on capital lease obligations	(1,079)	(410)
Net cash used in financing activities	(1,079)	(410)
Net increase in cash and cash equivalents	2,143	80,500
Cash and cash equivalents, beginning of year	800,613	730,113
Cash and cash equivalents, end of year	$ 802,756	$ 800,613
Supplemental disclosures of cash flow information:		
Interest paid	$ 553	$ 28
Supplemental non-cash financing activities:		
Equipment acquired through a capital lease obligation	$ 11,411	$ -

The accompanying notes are an integral part of these financial statements.

1. Description of Business

First Financial Securities of America, Inc., (the "Company" or "FFS"), a wholly owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Securities Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission and is a member of the Financial Institutions Regulatory Authority ("FINRA"). The Company's business is primarily the sale of variable annuity products to employees of school districts which are marketed through First Financial Corporation, Inc. ("FFC"), a company associated with the Company's former Parent which shares certain common management.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Financial Accounting Standards Board ("FASB") Codification

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 168, *"The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162"* ("SFAS 168"). The FASB *Accounting Standards Codification TM,* ("Codification" or "ASC") became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. On the effective date of SFAS 168, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

Following SFAS 168, the FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, FASB Interpretations, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right; rather, these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. SFAS No. 168 is incorporated in ASC Topic 105, *Generally Accepted Accounting Principles*. The Partnership adopted SFAS No. 168 in the second quarter of 2009, and the Partnership will provide reference in its financial statements to both the Codification topic reference and the previously authoritative references related to Codification topics and subtopics, as appropriate.

Revenue Recognition

Revenue consisting of commissions earned from the sponsor of the securities products is generally recognized upon the closing of the sale of the products.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the commissions receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. At December 31, 2009 and 2008, there was no allowance as management believes all accounts are collectible.

Continued

2. Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits, and short-term, highly liquid investments with an original maturity of three months or less. FFS maintains its cash in well-known banks selected based upon management's assessment of the bank's financial stability. Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on its deposits.

Capital Lease Assets

Leased property meeting certain criteria is capitalized and the present value of the related lease payment is recorded as a liability. Amortization of capitalized assets is computed on the straight-line method over the term of the lease, which is approximately five years.

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

Commissions receivable arise from the commission earned from the sale of variable annuity and/or mutual fund products to employees of school districts. Collateral is generally not required for credit granted.

At December 31, 2009, approximately 85% and 11% of commissions receivable were from two sponsors of variable annuity products. At December 31, 2008, approximately 75% and 17% of commissions receivable were from two sponsors of variable annuity products.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between financial statement and income tax reporting purposes. The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

Continued

2. Summary of Significant Accounting Policies, continued

Income Taxes, continued

In 2008, the Company adopted ASC 740-10, formerly known as Financial Accounting Standard ("FAS") Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes, an Interpretation of FAS No. 109"*, which creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold a taxation is required to meet before recognized in the financial statements. Effective for fiscal years beginning after December 15, 2007, ASC 740-10 also provides guidance on the derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of ASC 740-10 did not have a material impact on the Company's results of operations, financial position or cash flows and the Company did not recognize any interest or penalties related to any unrecognized tax positions.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

Effective January 1, 2008, the Company adopted ASC 820-10, formerly known as SFAS No. 157, *"Fair Value Measurements"*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Effective for fiscal years beginning after November 15, 2007, ASC 820-10 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The adoption of ASC 820-10 did not have a material impact on the Company's results of financial position, operations or cash flows.

Recently Issued Accounting Pronouncements

In February 2007, the FASB issued ASC 825-10, formerly known as SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"*, which provides companies with an option to report selected financial assets and liabilities at fair value. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. ASC 825-10 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007 with early adoption allowed. The Company's adoption of ASC 825-10 did not have a material effect on its financial statements.

In December 2007, the FASB issued ASC 805-10, formerly known as SFAS No. 141(R), *Business Combinations*, and ASC 810-10, formerly known as SFAS No. 160, Accounting and Reporting of Non-Controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51. These new standards will significantly change the financial accounting and reporting of business combination transactions and non-controlling (or minority) interests in consolidated financial statements. ASC 805-10 and ASC 810-10 are effective for fiscal years beginning after December 15, 2008. The adoption of ASC 805-10 and ASC 810-10 did not have a material impact on the Company's financial statements.

Continued

2. Summary of Significant Accounting Policies, continued

Recently Issued Accounting Pronouncements, continued

In February 2008, the FASB issued ASC 820-10, formerly known as FASB Staff Position No. FAS 157-2 ("FSP 157-2"). ASC 820-10 delays the implementation of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This statement defers the effective date to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The adoption of ASC 820-10 did not have a material impact on the Company's financial statements.

In April 2008, the FASB issued ASC 350-30, formerly known as Staff Position No. FAS 142-3 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "*Goodwill and Other Intangible Assets.*" The intent of this ASC is to improve the consistency between the useful life of a recognized intangible asset under ASC 350-30 and the period of expected cash flows used to measure the fair value of the asset under ASC 805-10, Business Combinations, and other U.S. generally accepted accounting principles. The adoption of ASC 350-30 did not have a material impact on the Company's financial statements.

On October 10, 2008, the FASB issued ASC 820-10, formerly known as FASB Staff Position 157-3 ("FSP 157-3") *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. ASC 820-10 applies to financial assets within the scope of SFAS 157. ASC 820-10 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. In situations in which there is little, if any, market for that asset at the measurement date, the fair value measurement objective remains the same, that is, the price that would be received by the holder of the financial asset in an orderly transaction (an exit price notion) that is not a forced liquidation or distressed sale at the measurement date. Additionally, in determining fair value for a financial asset, the use of a reporting entity's own assumptions about future cash flows and appropriately risk-adjusted discount rates is acceptable when relevant observable inputs are not available. Broker (or pricing service) quotes may be an appropriate input when measuring fair value, but they are not necessarily determinative if an active market does not exist for the financial asset. The adoption of the FSP 157-3 did not have a significant impact on the Company's financial statements.

In April 2009, the FASB issued ASC Topic 320, "*Investments—Debt and Equity Securities.*" New authoritative accounting guidance under ASC Topic 320 (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The adoption of the new guidance did not significantly impact the Company's financial statements.

Continued

2. Summary of Significant Accounting Policies, continued

Recently Issued Accounting Pronouncements, continued

In May 2009, the FASB ASC Topic 855,formally known as SFAS 165., *"Subsequent Events,"* New authoritative accounting guidance under ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The adoption of ASC 855 did not have a significant impact on the Company's financial statements.

In June 2009, the FASB ASC Topic 860, formally known as SFAS 166 *"Transfers and Servicing,"* New authoritative accounting guidance under ASC Topic 860 amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new authoritative accounting guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. The new authoritative accounting guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASC Topic 860 will be effective January 1, 2010 and is not expected to have a significant impact on the Company's financial statements.

3. Restatement of Financial Statements

The accompanying 2008 financial statements have been restated to reflect the correction of an error in the accounting for the liabilities related to the Company's participation in the Retirement Plan of American Fidelity Group (the "Plan"). During 2009, the Company determined that liabilities for the Plan are to be carried by FFC, an affiliate, because FFC is principally liable for the pension benefits. According to the Overhead Expense Reimbursement Agreement between the Company and FFC, certain current period payroll and benefit costs, including the funding of pension benefit costs, are allocated to the Company. As such, the financial statements at December 31, 2008 have been restated to properly reflect the policy. The effect of the restatement on the December 31, 2008 financial statements is a follows:

	As Previously Reported	Adjustment	As Restated
Deferred tax asset/(liability)	$ 39,297	$ (39,407)	$ (110)
Current assets	$ 1,038,143	$ (39,297)	$ 998,846
Total assets	$ 1,038,516	$ (39,297)	$ 999,219
Income taxes payable to Parent	$ 287,931	$ (23,074)	$ 264,857

Continued

3. Restatement of Financial Statements, continued

	As Previously Reported	Adjustment	As Restated
Current liabilities	$ 386,521	$ (11,363)	$ 375,158
Long term pension liability	$ 96,397	$ (96,397)	$ -
Total liabilities	$ 482,918	$ (107,760)	$ 375,158
Accumulated other comprehensive loss	$ (68,463)	$ 68,463	$ -
Retained earnings	$ 612,061	$ -	$ 612,061
Net income	$ 36,606	$ -	$ 36,606

4. Deposit With Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of $10,000 as of December 31, 2009 and 2008, be maintained by the Company and is shown as restricted cash on the statements of financial condition.

5. Income Taxes

For the years ended December 31, 2009 and 2008, the actual income tax expense of $8,779 and $19,743, respectively, approximated the expected income tax expense, based on the statutory tax rate of 35%. The deferred tax liability of $2,017 and $110 at December 31, 2009 and 2008, respectively, related primarily to items not deductible for tax purposes. There is no difference in federal income tax expense allocated from the Parent at the statutory rate with income taxes recorded in the statements of income for the years ended December 31, 2009 and 2008.

6. Related-Party Transactions

At December 31,2009 and 2008, the company had a tax payable to parent of $271,729 and $264,857, respectively for the Company's share of the consolidated federal tax liabilities pursuant to its tax allocation agreement with its Parent.

At December 31, 2009 and 2008, the Company had an overhead expense reimbursement agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a management fee of $10,000 per month, which is included in service fee expense in the accompanying statements of income. As of December 31, 2009 and 2008 the Company reimbursed FFC $652,429 and $690,463, respectively for general operating costs.

Continued

6. Related-Party Transactions, continued

At December 31, 2009 and 2008, the Company also had an expense allocation agreement in place with First Financial Administrators, Inc. ("FFA"), a third-party administrator, that performs administrative services related to data processing of securities transactions. The Company reimbursed FFA $15,000 and $24,000 a month during 2009 and 2008, respectively, for these administrative services, which is included in service fee expense in the accompanying statements of income.

As of December 31, 2009 and 2008, the Company had accounts receivable of $8,740 and $0, respectively, due from the Parent.

As of December 31, 2009 and 2008, the Company had accounts payable of $53,390 and $58,497, respectively, owed to FFC, and $14,553 and $26,077, respectively, owed to FFA. The accounts bear no interest, are payable upon demand, and represent allocations of general operating costs.

7. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2009, the Company had net capital of $455,109 which is $405,109 in excess of the net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.84 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

8. Exemption From Rule 15c3-3

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

9. Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2009 and 2008. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Continued

10. Capital Lease

During 2009, the company acquired a new capital lease and recognized a gain of $41 from the disposal of the old lease. Assets under capital leases are capitalized using interest rates appropriate at the inception of the lease. Following is an analysis of assets under capital leases as of December 31, 2009 and 2008:

	2009	2008
Office equipment, at cost	$ 11,411	$ 2,055
Less accumulated amortization	(1,087)	(1,682)
	$ 10,324	$ 373

Future minimum lease payments for the above assets under capital leases at December 31, 2009 are as follows:

December 31,	
2010	$ 2,793
2011	2,793
2012	2,793
2013	2,793
2014	2,096
Total minimum obligations	$ 13,268
Interest	(2,708)
Present value of net minimum obligations	$ 10,560
Current portion of obligation	$ 1,833
Long-term portion of obligation	$ 8,727

11. Subsequent Events

Subsequent events have been evaluated through March 24, 2010 which is the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	2009
Net capital:	
Total shareholder's equity per the accompanying financial statements	$ 640,248
Nonallowable assets:	
Commissions receivable (net of payables)	101,158
Receivable from parent	8,740
Capital lease assets, net	10,324
Prepaid expenses	64,917
Total nonallowable assets	185,139
Net capital before haircuts on security positions	455,109
Haircuts on security positions	-
Net capital	455,109
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)	50,000
Excess net capital	$ 405,109
Aggregate indebtedness	381,420
Ratio of aggregate indebtedness to net capital	.84

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 26, 2010 as follows:

	Net Capital	Aggregate Indebtedness
Per FOCUS report	$ 447,437	$ 365,318
Postclosing adjustments:		
Decrease in accrued expenses	7,671	(7,671)
Per above	$ 455,109	359,647
Commissions payable - nonallowable		23,773
Total aggregate indebtedness		$ 381,420

The accompanying notes are an integral part of these financial statements.

HLB
HAM, LANGSTON & BREZINA, L.L.P.
11550 FUQUA, SUITE 475
HOUSTON, TEXAS 77034
PHONE (281) 481-1040
FAX (281) 481-8485
www.hlb-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the "Company") for the year ended December 31, 2009, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-1 3 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be considered material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above, including procedures for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
March 24, 2010